Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-201842

RESOURCE INNOVATION OFFICE REIT, INC.

SUPPLEMENT NO. 4, DATED MARCH 7, 2016,

TO THE PROSPECTUS DATED OCTOBER 5, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Innovation Office REIT, Inc., a Maryland corporation, dated October 5, 2015, or the Prospectus, Supplement No. 1 dated November 18, 2015, Supplement No. 2 dated January 4, 2016 and Supplement No. 3 dated February 16, 2016. As used herein, the terms “we,” “our” and “us” refer to Resource Innovation Office REIT, Inc. and its subsidiaries. The purpose of this supplement is to disclose:

•	the status of our initial public offering;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2015;

•	updated “Experts” information; and

•	our audited financial statements and the notes thereto as of December 31, 2015.

Status of our Initial Public Offering

We commenced our initial public offering of shares of our common stock on June 10, 2015. As of March 4, 2016, we had accepted aggregate gross offering proceeds of approximately $2.25 million related to the sale of approximately 231,673 shares of Class A common stock and 0 shares of Class T common stock. As of March 4, 2016, approximately $997.75 million of shares, in any combination of shares of Class A common stock and shares of Class T common stock, remain available for sale in our primary offering, and approximately $100 million of shares, in any combination of shares of Class A common stock and shares of Class T common stock, remain available for issuance under our distribution reinvestment plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Resource Innovation Office REIT, Inc. is a Maryland corporation that intends to invest in office properties that are located in U.S. cities that attract a young, creative and educated labor pool. Examples of our targeted markets include, but are not limited to, major gateway cities such as the San Francisco Bay Area, Boston and Washington, D.C. as well as midsized cities such as Austin, Seattle and Denver. Within these types of cities, we seek to acquire office buildings that provide a collaborative office space environment to companies competing for talented employees. When needed, we intend to renovate and upgrade the properties we acquire to better serve and appeal to these types of tenants. To a lesser extent, we will also seek to originate and purchase commercial real estate debt secured by office buildings of this type. We do not expect that debt investments will comprise more than 25% of our portfolio, following the investment of all of the net proceeds from our public offering. We cannot predict, however, the ultimate allocation of net proceeds from our public offering between property acquisitions and debt investments at this time because this allocation will depend, in part, on market conditions and opportunities and on the amount of financing that we are able to obtain with respect to the types of assets in which we seek to invest. We may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. Thus, to the extent that Resource Innovation Office Advisor, LLC (our “Advisor”) presents us with attractive investment opportunities that allow us to meet the real estate investment trust (“REIT”) requirements under the Internal Revenue Code of 1986, as amended, our portfolio composition may vary from what we initially expect. As of the date of this filing, we have not identified any properties or other investments in which there is a reasonable probability that we will invest.

Results of Operations

We were formed on June 25, 2014 and, as of the date of this filing, we are in our organizational and development stage. On February 16, 2016, we satisfied the $2,000,000 minimum offering amount for our initial public offering, broke escrow and issued shares of common stock in the offering. We have not commenced any significant operations as we have not yet identified any investments. As we have not acquired any properties or other assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio and the U.S. office property sector, which may reasonably be expected to have a material impact on either capital resources or the revenues or incomes to be derived from the operation of our assets.

Liquidity and Capital Resources

We are offering and selling to the public in our public offering up to $1,100,000,000 in shares of common stock, consisting of up to $1,000,000,000 of shares in our primary offering in any combination of Class A and Class T shares and up to $100,000,000 of shares pursuant to our distribution reinvestment plan (“DRIP”) in any combination of Class A and Class T shares. The initial offering price for Class A shares in the primary offering is $10.27 per share and the initial offering price for Class T shares in the primary offering is $10.00 per share. The initial offering price for Class A shares offered pursuant to the DRIP is $9.96 per share and the initial offering price for Class T shares offered pursuant to the DRIP is $9.70 per share.

We anticipate obtaining the capital required to purchase real estate investments and conduct our operations from the proceeds of our initial public offering and any future offerings we may conduct, from secured or unsecured financings from banks or other lenders and from proceeds from the sale of assets. In addition, our Advisor has and will advance funds to us for certain accrued organization and offering costs. As of December 31, 2015, we have not identified any additional sources of financing or additional investments.

If we are unable to raise substantially more funds in the offering than the minimum offering amount, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in our offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties, debt investments or other assets we may hold. We cannot assure you that we will be able to access additional funds when we need them or upon acceptable terms.

We currently have no outstanding debt. Although there is no limit on the amount we can borrow to acquire a single real estate investment, we may not leverage our assets with debt financing such that our borrowings are in excess of 300% of our net assets unless a majority of our independent directors find substantial justification for borrowing a greater amount. Examples of such a substantial justification include, without limitation, obtaining funds for the following: (i) to repay existing obligations, (ii) to pay sufficient distributions to maintain REIT status, or (iii) to buy an asset where an exceptional acquisition opportunity presents itself and the terms of the debt agreement and the nature of the asset are such that the debt does not increase the risk that we would become unable to meet our financial obligations as they became due. On a total portfolio basis, however, based on current lending market conditions, we anticipate that we will not leverage our assets with debt financing such that our total liabilities are in excess of 50% of our assets.

We may finance the acquisition costs of individual real estate investments, as well as the acquisition costs of all or a group of real estate investments acquired by us, by causing our subsidiaries to borrow directly from third-party financial institutions or other commercial lenders. Under these circumstances, our Advisor anticipates that certain properties acquired will serve as collateral for the debt we incur to acquire those particular properties and that we will seek to obtain nonrecourse financing for the acquisition of the properties. However, there is no guarantee that our Advisor will be successful in obtaining financing arrangements on a property-by-property basis and that the loans would be nonrecourse to us. Additionally, we may obtain corporate-level financing through a line of credit from third-party financial institutions or other commercial lenders. Our assets will serve as collateral for this type of debt incurred to acquire real estate investments. We may also obtain seller financing with respect to specific assets that we acquire.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make payments to our Advisor and Resource Securities, Inc., the dealer manager of our public offering and an affiliate of our Advisor. During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions and the dealer manager fee and payments to the dealer manager and our Advisor for reimbursement of organization and offering expenses. However, our Advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our Advisor in connection with the selection or purchase of real estate investments, the management of our assets and costs incurred by our Advisor in providing services to us.

Organization and Offering Costs

We expect to incur organization and offering costs in pursuit of our financing. Our organization and offering costs (other than selling commissions and dealer manager fees) are initially being paid by the Advisor on our behalf. Organization costs include all expenses that we incur in connection with our formation, including but not limited to legal fees and other costs to incorporate.

Pursuant to the Advisory Agreement, we will be obligated to reimburse the Advisor for selling commissions, dealer manager fees, and organization and offering costs paid by the Advisor on our behalf, up to an amount equal to 15% of gross offering proceeds.

As of December 31, 2015, the Advisor has incurred other organization and offering costs on our behalf of approximately $2.4 million. These costs are not recorded in our financial statements as of December 31, 2015, because such costs were not a liability of ours as we had not yet raised the minimum offering amount of $2,000,000 from our initial public offering. Such costs will only become a liability of ours to the extent selling commissions, dealer manager fees and organization and offering costs incurred by us do not exceed 15% of the gross proceeds of the initial public offering. If, however, we raise the maximum offering amount in the primary offering and under the DRIP, organization and offering expenses (excluding selling commissions and the dealer manager fee) are estimated to be approximately 1.0% of the gross proceeds of the initial public offering. When recorded by us, organization costs will be expensed as incurred, which include all expenses which we will incur in connection with our formation and offering costs, including but not limited to selling commissions and dealer manager fees, will be deferred and charged to stockholders’ equity as such amounts are reimbursed to the Advisor from the gross proceeds of our initial public offering. There can be no assurance that our plans to raise capital will be successful.

Acquisition and Asset Management Costs

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make payments to our Advisor. During our acquisition stage, we expect to make payments to our Advisor in connection with the acquisition of real estate investments. In addition, we expect to continue to make payments to our Advisor for the management of our assets and costs incurred by our Advisor in providing services to us.

Operating Expenses

At the end of each fiscal quarter, commencing four fiscal quarters after the acquisition of our first real estate investment, our Advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless our independent directors have determined that such excess expenses were justified based on unusual and non-recurring factors. “Average invested assets” means the average monthly book value of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by us, as determined under accounting principles generally accepted in the United States (“GAAP”), that are in any way related to our operation, including advisory fees, but excluding (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (ii) interest payments; (iii) taxes; (iv) non-cash expenditures such as depreciation, amortization and bad debt reserves; (v) incentive fees paid in accordance with the NASAA Statement of Policy Regarding Real Estate Investment Trusts (the “NASAA REIT Guidelines”); (vi) acquisition fees and expenses (including expenses relating to potential investments that we do not close); (vii) real estate commissions on the sale of property; and (viii) other fees and expenses connected with the acquisition, disposition, management and ownership of real estate interests, loans or other property (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

Critical Accounting Policies

We consider these policies critical because they involve significant management judgments and assumptions, they require estimates about matters that are inherently uncertain, and they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of our assets and liabilities and our disclosure of contingent assets and liabilities on the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Adoption of New Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (“ASU No. 2014-09”), which will replace most existing revenue recognition guidance in GAAP. The core principle of ASU No. 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU No. 2014-09 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU No. 2014-09 will affect us beginning January 1, 2017, including interim periods in 2017, and allows for both retrospective and prospective methods of adoption. We are in the process of determining the method of adoption and assessing the impact of this guidance on our consolidated financial statements.

In August 2014, FASB issued ASU No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” Under the new guidance, an entity should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of the new requirements is not expected to have a material impact on our consolidated financial statements.

In January 2015, FASB issued ASU No. 2015-01, “Income Statement - Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.” (“ASU No. 2015-01”). ASU No. 2015-01 eliminates from GAAP the concept of extraordinary items. Although ASU No. 2015-01 will eliminate the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. ASU No. 2015-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. We do not expect the adoption of ASU No. 2015-01 to have a significant impact on our consolidated financial statements.

In February 2015, FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU No. 2015-02”), which makes certain changes to both the variable interest model and the voting model, including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. ASU No. 2015-02 is effective for the annual period beginning January 1, 2016. We are continuing to evaluate this guidance; however, we do not expect the adoption of ASU No. 2015-02 to have a significant impact on our consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (“ASU No. 2015-03”), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. Upon adoption, we will apply the new guidance on a retrospective basis and adjust the balance sheet of each individual period presented to reflect the period-specific effects of applying the new guidance. This guidance is effective for the annual period beginning January 1, 2016. We are continuing to evaluate this guidance; however, we do not expect the adoption of ASU No. 2015-03 to have a significant impact on our consolidated financial statements.

In September 2015, FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments” (“ASU No. 2015-16”), which eliminates the requirement to retroactively revise comparative financial information for prior periods presented in financial statements due to changes in provisional amounts recorded for acquisitions in subsequent periods. Upon adoption, disclosure of the amounts recorded in current-period earnings that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized at the acquisition date are required. ASU No. 2015-16 is effective for the annual period beginning January 1, 2016. We are continuing to evaluate this guidance; however, we do not expect the adoption of ASU No. 2015-16 to have a significant impact on our consolidated financial statements.

In February 2016, FASB issued ASU No. 2016-02, “Leases” (“ASU No. 2016-02”), which is intended to improve financial reporting about leasing transactions and requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. ASU No. 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are continuing to evaluate this guidance; however, we do not expect the adoption of ASU No. 2016-02 to have a significant impact on our consolidated financial statements.

Off Balance Sheet Arrangements

As of December 31, 2015, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Subsequent Events

On February 9, 2016, we filed Articles of Amendment (the “Amended Articles”) with the State Department of Assessments and Taxation of Maryland, which provide that every 1.0778 Class A shares which were issued and outstanding prior to the acceptance of the Amended Articles shall be changed into one issued and outstanding Class A share. The Amended Articles took effect immediately upon filing with the State Department of Assessments and Taxation of Maryland.

On February 16, 2016, RAI, the parent of our sponsor, purchased 206,185.57 shares of our Class A shares at a purchase price of $9.70 per share for an aggregate purchase price of $2,000,000. As a result, we satisfied the $2,000,000 minimum offering amount for our initial public offering, broke escrow and issued shares of common stock in the offering. Subscription payments received from residents of Pennsylvania, New York and Washington will continue to be held in escrow until we have received aggregate subscriptions of at least $50.0 million, $2.5 million and $10.0 million, respectively.

Experts

The following information supplements the disclosure appearing on page 181 of the prospectus.

The consolidated financial statements of Resource Innovation Office REIT, Inc. as of December 31, 2015, and for the year ended December 31, 2015 and for the period from June 25, 2014 (inception) through December 31, 2014, included in this registration statement and prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

Index to Consolidated Financial Statements

Financial Statements	Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2015 and 2014	F-3

Consolidated Statements of Operations for the Year Ended December 31, 2015 and for the period from June 25, 2014 (inception) through December 31, 2014	F-4

Consolidated Statements of Changes in Stockholder’s Equity for the Year Ended December 31, 2015 and for the period from June 25, 2014 (inception) through December 31, 2014	F-5

Consolidated Statements of Cash Flows for the Year Ended December 31, 2015 and for the period from June 25, 2014 (inception) through December 31, 2014	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder

Resource Innovation Office REIT, Inc.

We have audited the accompanying consolidated balance sheets of Resource Innovation Office REIT, Inc. (a Maryland corporation) and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in stockholder’s equity, and cash flows for the year ended December 31, 2015 and for the period from June 25, 2014 (inception) through December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Resource Innovation Office REIT, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the year ended December 31, 2015 and for the period from June 25, 2014 (inception) through December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

March 4, 2016

RESOURCE INNOVATION OFFICE REIT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2015	2014
ASSETS
Cash	$205,185	$200,185
Due from related parties	300	—

Total assets	$205,485	$200,185

STOCKHOLDER’S EQUITY

Stockholder’s equity:
Preferred stock (par value $0.01; 100,000,000 shares authorized, none issued and outstanding)	$—	$—
Class A common stock (par value $0.01; 125,000,000 shares authorized, 22,222 issued and outstanding)	222	222
Class T common stock (par value $0.01; 275,000,000 shares authorized, none issued and outstanding)	—	—
Additional paid-in capital	204,778	199,778
Retained earnings	485	185

Total stockholder’s equity	$205,485	$200,185

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE INNOVATION OFFICE REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended	For the period from June 25, 2014 (inception) through
	December 31,	December 31,
	2015	2014
Other income:
Interest income	300	185

Net income	$300	$185

Weighted average common shares outstanding	22,222	22,222

Basic and diluted earnings per common share	$0.0135	$0.0083

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE INNOVATION OFFICE REIT, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015 AND FOR THE PERIOD FROM JUNE 25, 2014 (INCEPTION) THROUGH DECEMBER 31, 2014

	Shares		Amount		Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
	A Shares	T Shares	A Shares	T Shares
Balance at June 25, 2014 (inception)	—	—	$—	$—	$—	$—	$—
Issuance of common stock	14,815	—	148	—	199,852	—	200,000
Common stock split	7,407	—	74	—	(74)	—	—
Net income	—	—	—	—	—	185	185

Balance at December 31, 2014	22,222	$—	222	—	199,778	185	200,185
Contribution from Resource Innovation Office SLP, LLC	—	—	—	—	5,000	—	5,000
Net income	—	—	—	—	—	300	300

Balance at December 31, 2015	22,222	—	$222	$—	$204,778	$485	$205,485

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE INNOVATION OFFICE REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Period from June 25, 2014 (inception) through
	December 31,	December 31,
	2015	2014
Cash flows from operating activities:
Net income	$300	$185
Changes in operating asset:
Due from related party	(300)	—

Net cash provided by operating activities	—	185

Cash flows from financing activities:
Proceeds from issuance of common shares	—	200,000
Proceeds from issuance of SLP units	5,000	—

Net cash provided by financing activities	5,000	200,000

Net increase in cash	5,000	200,185
Cash at beginning of period	200,185	—

Cash at end of period	$205,185	$200,185

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS AND OPERATIONS

Resource Innovation Office REIT, Inc. (the “Company”) was organized in Maryland on June 25, 2014. The Company is offering up to $1,100,000,000 of shares of its Class A and Class T common stock, consisting of up to $1,000,000,000 of shares in its primary offering in any combination of Class A and Class T shares and up to $100,000,000 of shares pursuant to its distribution reinvestment plan (the “DRIP”) in any combination of Class A and Class T shares (the “Offering”). The initial offering price for Class A shares in the primary offering is $10.27 per share, and the initial offering price for Class T shares in the primary offering is $10.00 per share. The initial offering price for Class A shares offered pursuant to the DRIP is $9.96 per share and the initial offering price for Class T shares offered pursuant to the DRIP is $9.70 per share. The Company will determine its net asset value (“NAV”) no later than July 12, 2018 (the “NAV pricing date”), which is two years and 150 days after the Company broke escrow in its initial public offering. Commencing on the NAV pricing date, if the primary offering is ongoing, the Company will offer Class A and Class T shares in the primary offering at a price equal to its NAV per share for Class A and Class T shares, respectively, plus applicable selling commissions and dealer manager fees, and pursuant to the DRIP at a price equal to 97% of the new primary offering price. If the Company’s primary offering is not ongoing on the NAV pricing date, or on the date of any subsequent NAV pricing, it will offer Class A and Class T shares pursuant to the DRIP at a price equal to 97% of the most recently determined NAV per share for Class A and Class T shares respectively. The Company will update its NAV at least annually following the NAV pricing date and further adjust the per share price in the primary offering and DRIP accordingly. The Company qualifies as an emerging growth company and has adopted a fiscal year ending December 31. Resource Innovation Office Advisor, LLC (the “Advisor”), which is an indirect wholly-owned subsidiary of Resource America, Inc. (“RAI”), a publicly traded company (NASDAQ: REXI) operating in the real estate, financial fund management and commercial finance sectors, contributed $200,000 to the Company in exchange for 14,815 shares of common stock on July 30, 2014. On December 30, 2014, the Company paid a stock dividend of one-half of a share of common stock for each outstanding share of common stock. In April 2015, Resource Innovation Office SLP, LLC, a wholly-owned subsidiary of the Advisor, contributed $5,000 to Resource Innovation Office OP, LP, the Company’s operating partnership (the “OP”), in exchange for 500 special operating partnership units. On September 29, 2015, the Company changed all outstanding shares of its common stock to Class A shares.

The Company expects that its portfolio will consist primarily of office buildings that are located in U.S. cities that attract a young, creative and educated labor force and provide a collaborative office space environment to companies competing for talented employees. The Company also expects that, to a lesser extent, its portfolio will consist of real estate debt which is secured by office buildings having the same characteristics. The Company does not expect that debt investments will comprise more than 25% of its portfolio, following the investment of all of the net proceeds from its primary offering. The Company cannot predict, however, the actual allocation of net proceeds from its offering between property acquisitions and debt investments at this time because this allocation will depend, in part, on market conditions and investment opportunities and on the amount of financing that the Company is able to obtain with respect to the types of assets in which it seeks to invest.

Pursuant to the terms of its initial public offering, the Company must receive gross offering proceeds of $2,000,000 in its initial public offering, including proceeds from shares purchased by its directors and officers, the Advisor and their respective affiliates, in order to break escrow and commence operations. The Company anticipates electing to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes under the provisions of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2016. As such, to maintain its REIT qualification for U.S. federal income tax purposes, the Company is generally required to distribute at least 90% of its net income (excluding net capital gains) to its stockholders as well as comply with certain other requirements. Accordingly, upon electing and qualifying as a REIT, the Company generally will not be subject to U.S. federal income taxes to the extent that it annually distributes all of its REIT taxable income to its stockholders. The Company also intends to operate its business in a manner that will permit it to maintain its exemption from registration under the Investment Company Act of 1940, as amended.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States (“GAAP”).

Emerging Growth Company

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company, however, has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. This election is irrevocable. Also, because the Company is not a large accelerated filer or an accelerated filer under Section 12b-2 of the Securities and Exchange Act of 1934 (the “Exchange Act”), and will not be for so long as the Company’s shares of common stock are not traded on a securities exchange, the Company is not subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. In addition, so long as the Company is externally managed by the Advisor, it does not expect to be required to seek stockholder approval of executive compensation and “golden parachute” compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act. The Company will remain an emerging growth company for up to five years, although it will lose that status sooner if its revenues exceed $1.0 billion, it issues more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of the common stock held by non-affiliates exceeds $700.0 million as of any June 30th.

Development Stage Company

Pursuant to the terms of its initial public offering, the Company must receive gross proceeds of $2,000,000 in its initial public offering, including proceeds from shares purchased by its directors and officers, the Advisor and their respective affiliates, in order to break escrow and commence operations. On February 16, 2016, the Company satisfied the $2,000,000 minimum offering amount for its initial public offering, broke escrow and issued shares of common stock in the offering. The Company has not commenced any significant operations as it has not yet identified any investments.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Subsidiaries
Resource Innovation Office Holdings, LLC
Resource Innovation Office OP, LP

Earnings per Share

Basic earnings per share are computed by dividing income available to common stockholders by the weighted-average common shares outstanding during the period. Diluted earnings per share take into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted to common stock.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Real Estate Investments

The Company will record acquired real estate at fair value. The Company will consider the period of future benefit of an asset to determine its appropriate useful life. The Company estimates that the useful lives of its assets by class will be as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life of the related building
Lease intangibles	Remaining term of related lease

Impairment of Long Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, the Company will review the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition.

These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors.

If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

Loans Held for Investment

Acquired real estate loans receivable will be recorded at cost and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan is deemed to be impaired, the Company will record a reserve for loan losses through a charge to income for any shortfall. Failure to recognize impairment would result in the overstatement of the carrying values of the Company’s real estate loans receivable and an overstatement of the Company’s net income.

The Company may acquire real estate loans at a discount due to credit quality. Revenues from these loans are recorded under the effective interest method. Under this method an effective interest rate (“EIR”) is applied to the cost basis of the real estate loan receivable. The EIR that is calculated when the real estate loan receivable is acquired remains constant and is the basis for subsequent impairment testing and income recognition. If the amount and timing of future cash collections are not reasonably estimable, the Company accounts for the real estate receivable on the cost recovery method. Under the cost recovery method of accounting, no income is recognized until the basis of the real estate loan receivable has been fully recovered.

Interest income from loans receivable will be recognized based on the contractual terms of the debt instrument. Fees related to any buydown of the interest rate will be deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. Direct costs related to the purchase of a loan receivable will be amortized over the term of the loan and accreted as an adjustment against interest income.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is the Company’s policy to allocate the purchase price of properties to acquired tangible assets, consisting of land, building, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

The Company will record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company will amortize any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases, which the Company expects will range from one month to ten years.

The Company will measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

The Company will also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management will also include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management will also estimate costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired will be further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of the Company’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

The Company will amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles will be amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the fair value of these assets and liabilities, which could impact the amount of the Company’s reported net income. These estimates are subject to change until all information is finalized, which is generally within one year of the acquisition date.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Revenue Recognition

The Company will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and will include amounts expected to be received in later years in deferred rents. The Company will record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

The Company will make estimates of the collectability of its tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. The Company will specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, the Company will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on the Company’s net income because a higher bad debt reserve results in less net income.

Income Taxes

The Company intends to elect and qualify to be taxed as a REIT, commencing with the taxable year ending December 31, 2016. Accordingly, the Company will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions to its stockholders, and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it lost its REIT qualification. Accordingly, the Company’s failure to qualify as a REIT could have a material adverse impact on its results of operations and amounts available for distribution to its stockholders.

The dividends paid deduction of a REIT for qualifying dividends to its stockholders is computed using the Company’s taxable income as opposed to net income reported on the financial statements. Taxable income, generally, will differ from net income reported on the financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

The Company may elect to treat certain of its subsidiaries as taxable REIT subsidiaries (“TRSs”). In general, a TRS may hold assets and engage in activities that it cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A TRS is subject to U.S. federal, state and local corporate income taxes.

While a TRS may generate net income, a TRS can declare dividends to the Company which will be included in the Company’s taxable income and necessitate a distribution to its stockholders. Conversely, if the Company retains earnings at a TRS level, no distribution is required and the Company can increase book equity of the consolidated entity.

Organization and Offering Costs

The Company expects to incur organizational, accounting, and offering costs in pursuit of its organization and offering of equity. Organization and offering costs of the Company are initially being paid by the Advisor on behalf of the Company. Organization costs are expensed as incurred and include all expenses to be incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.

Pursuant to the advisory agreement between the Company and the Advisor (the “Advisory Agreement”), the Company will be obligated to reimburse the Advisor for selling commissions, dealer manager fees, and organization and offering costs paid by the Advisor on behalf of the Company, up to an amount equal to 15% of gross offering proceeds.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

As of December 31, 2015, the Advisor has incurred organization and offering costs on behalf of the Company of approximately $2.4 million. These costs are not recorded in the consolidated financial statements of the Company as of December 31, 2015, because such costs were not a liability of the Company as the Company had not yet raised $2.0 million in offering proceeds from its initial public offering. Such costs will only become a liability of the Company to the extent selling commissions, dealer manager fees and organization and offering costs incurred by the Company do not exceed 15% of the gross proceeds of the initial public offering. If, however, the Company raises the maximum offering amount in the primary offering and under the DRIP, organization and offering expenses (excluding selling commissions and the dealer manager fee) are estimated to be approximately 1.0% of the gross proceeds of the initial public offering. When recorded by the Company, organization costs will be expensed which include all expenses incurred by the Advisor on behalf of the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company; and offering costs, which include selling commissions and dealer manager fees, will be deferred and charged to stockholders’ equity as such amounts are reimbursed to the Advisor from the gross proceeds of the Offering. There can be no assurance that the Company’s plans to raise capital will be successful.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the current-year presentation. The impact of the reclassifications made to prior year amounts are not material and did not affect net income.

Recent Accounting Pronouncements

The Company noted that there are no recent accounting pronouncements issued that would, if adopted by the Company, have a material impact on its financial condition, operations or cash flows.

In May 2014, the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (“ASU No. 2014-09”), which will replace most existing revenue recognition guidance in GAAP. The core principle of ASU No. 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU No. 2014-09 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU No. 2014-09 will be effective for the Company beginning January 1, 2017, including interim periods in 2017, and allows for both retrospective and prospective methods of adoption. The Company is in the process of determining the method of adoption and assessing the impact of ASU No. 2014-09 on the Company’s consolidated financial statements.

In June 2014, the FASB, issued authoritative guidance to change the criteria for reporting development stage entities. Under the new guidance, the requirement to present inception-to-date information on the statement of operations, cash flows and statement of equity has been eliminated. In addition, financial statements no longer need to be labeled as those of a development stage entity, disclosure of a description of the development stage activities in which the entity is engaged is no longer required, and disclosing in the first year the company is no longer a development stage entity that in prior years it had been in the development stage is also no longer required. The Company’s early adoption of this guidance, as of June 25, 2014 (date of inception), did not have a material impact on its consolidated financial position, results of operations or cash flows.

In August 2014, FASB issued ASU No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” Under the new guidance, an entity should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of the new requirements is not expected to have a material impact on the Company’s consolidated financial statements.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

In January 2015, FASB issued ASU No. 2015-01, “Income Statement - Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items” (“ASU No. 2015-01”). The amendments in ASU No. 2015-01 eliminate from GAAP the concept of extraordinary items. Although the amendment will eliminate the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. ASU No. 2015-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect the adoption of ASU No. 2015-01 to have a significant impact on its consolidated financial statements.

In February 2015, FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU No. 2015-02”), which makes certain changes to both the variable interest model and the voting model, including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. ASU No. 2015-02 is effective for the Company beginning January 1, 2016. The Company is continuing to evaluate this guidance; however, it does not expect the adoption of ASU No. 2015-02 to have a significant impact on its consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (“ASU No. 2015-03”), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. Upon adoption, the Company will apply the new guidance on a retrospective basis and adjust the balance sheet of each individual period presented to reflect the period-specific effects of applying the new guidance. This guidance is effective for the Company beginning January 1, 2016. The Company is continuing to evaluate this guidance; however, it does not expect the adoption of ASU No. 2015-03 to have a significant impact on its consolidated financial statements.

In September 2015, FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments” (“ASU No. 2015-16”), which eliminates the requirement to retroactively revise comparative financial information for prior periods presented in financial statements due to changes in provisional amounts recorded for acquisitions in subsequent periods. Upon adoption, disclosure of the amounts recorded in current-period earnings that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized at the acquisition date are required. ASU No. 2015-16 is effective for the Company beginning January 1, 2016. The Company is continuing to evaluate this guidance; however, it does not expect the adoption of ASU No. 2015-16 to have a significant impact on its consolidated financial statements.

In February 2016, FASB issued ASU No. 2016-02, “Leases” (“ASU No. 2016-02”), which is intended to improve financial reporting about leasing transactions and requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. ASU No. 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is continuing to evaluate this guidance; however, it does not expect the adoption of ASU No. 2016-02 to have a significant impact on its consolidated financial statements.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company is externally managed and advised by the Advisor. Pursuant to the terms of the Advisory Agreement, the Advisor provides the Company with its management team, including its officers, along with appropriate support personnel. The Advisor will be reimbursed for the Company’s allocable share of costs for Advisor personnel, including allocable personnel salaries and benefits. Each of the Company’s officers is an employee of Resource Real Estate, Inc. (the “Sponsor”), which is the Advisor’s parent company, the Company’s sponsor and a wholly-owned subsidiary of RAI. The Company does not expect to have any employees. The Advisor, or its employees, are not obligated to dedicate any specific portion of its or their time to the Company’s business. The Advisor and any employees of the Sponsor acting on behalf of the Advisor are at all times subject to the supervision and oversight of the Company’s board of directors and has only such functions and authority as the Company delegates to it. As of December 31, 2015, $300 was paid by the Company for franchise fees on behalf of the Advisor.

During the course of the offering, the Advisor will provide offering-related services to the Company and will pay for costs incurred on behalf of the Company for both operating costs and organization and offering costs. These amounts will be reimbursed to the Advisor from the proceeds from the offering although there can be no assurance that the Company’s plans to raise capital will be successful. As of December 31, 2015, the Advisor has incurred organization and offering costs on a cumulative basis on behalf of the Company of approximately $2.4 million.

Relationship with the Advisor

The Advisory Agreement has a one-year term and renews for an unlimited number of successive one-year terms upon the approval of the Company’s board of directors. Under the Advisory Agreement, the Advisor will receive fees and will be reimbursed for its expenses as set forth below:

Acquisition fees. The Advisor will earn an acquisition fee of 2.5% of the cost of investments acquired on behalf of the Company, plus any capital expenditure reserves allocated, or the amount funded by the Company to acquire loans, including acquisition expenses and any debt attributable to such investments.

Asset management fees. The Advisor will earn a monthly asset management fee equal to 0.104% (one-twelfth of 1.25%) of the cost of each asset at the end of each month, without deduction for depreciation, bad debts or other non-cash reserves. The asset management fee is based only on the portion of the costs or value attributable to the Company’s investment in an asset if the Company does not own all of an asset and does not manage or control the asset.

Disposition fees. The Advisor will earn a disposition fee in connection with the sale of a property equal to the lesser of one-half of the aggregate brokerage commission paid, or if none is paid, 2.0% of the contract sales price.

Debt financing fees. The Advisor will earn a debt financing fee equal to 0.5% of the amount available under any debt financing obtained for which it provided substantial services.

Expense reimbursements. The Company also will pay directly or reimburse the Advisor for all of the expenses paid or incurred by the Advisor or its affiliates on behalf of the Company or in connection with the services provided to the Company in relation to its public offering, including its DRIP. This includes all organization and offering costs of up to 15.0% of gross offering proceeds. Reimbursements also include expenses the Advisor incurs in connection with providing services to the Company, including the Company’s allocable share of costs for Advisor personnel and overhead, out-of-pocket expenses incurred in connection with the selection and acquisition of properties or other real estate related debt investments, whether or not the Company ultimately acquires the investment. However, the Company will not reimburse the Advisor or its affiliates for employee costs in connection with services for which the Advisor earns acquisition or disposition fees.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Relationship with Resource Innovation Office Manager, LLC

Resource Innovation Office Manager, LLC (the “Manager”), an affiliate of the Advisor, manages real estate properties and real estate-related debt investments and coordinates the leasing of, and manages construction activities related to the Company’s real estate property pursuant to the terms of the management agreement with the Manager.

Property management fees. The Manager will earn a property management fee expected to range from 2.5% to 4.0% of actual gross cash receipts from the operations of real property investments.

Construction management fees. The Manager will earn a construction management fee expected to range from 3.0% to 5.0% of actual aggregate costs to construct improvements, or to repair, rehab or reconstruct a property.

Debt servicing fees. The Manager will earn a debt servicing fee equal to 0.5% on payments received from loans held by the Company for investment.

Expense reimbursement. During the ordinary course of business, the Manager or other affiliates of RAI may pay certain shared operating expenses on behalf of the Company.

Relationship with Resource Securities

Resource Securities, Inc. (“Resource Securities”), an affiliate of the Advisor, serves as the Company’s dealer manager and is responsible for marketing the Company’s shares during the public offering. Pursuant to the terms of the dealer manager agreement with the Dealer Manager, the Company pays the Dealer Manager a selling commission of up to 2.5% of gross primary offering proceeds from the sale of Class A shares and a dealer manager fee of up to 3.0% of gross primary offering proceeds from the sale of Class A and Class T shares. The Dealer Manager reallows all selling commissions earned and a portion of the dealer manager fee as a marketing fee to participating broker-dealers. No selling commissions or dealer manager fees are earned by the Dealer Manager in connection with sales under the DRIP. Additionally, the Company may reimburse the Dealer Manager for bona fide due diligence expenses.

The differences between the Class A and Class T shares relate to the fees and selling commissions payable with respect to each class and the differing distribution amounts and expense allocations due to differing ongoing fees and expenses. The per share amount of distributions on Class T shares will likely be lower than the distributions on the Class A shares for so long as the distribution and shareholder servicing fee applies because this fee is a class-specific expense. The following table summarizes the differences in fees and selling commissions between the classes of common stock:

	Class A Share		Class T Share
Initial Offering Price	$10.27		$10.00
Selling Commissions Paid by Company (per share)	2.5%		—
Selling Commissions Paid by Sponsor (per share)	3.0	% (1)	3.0	% (1)
Dealer Manager Fee (per share)	3.0%		3.0%
Annual Distribution and Shareholder Servicing Fee	None		1.0	% (2)
Initial Offering Price Under the DRIP	$9.96		$9.70

(1)	The Company will not reimburse the Sponsor for the payment of these selling commissions.
(2)	Each outstanding Class T share issued in the primary offering is subject to an annual distribution and shareholder servicing fee for four years from the date on which such share is issued. The Company will cease paying the distribution and shareholder servicing fee on each Class T share prior to the fourth anniversary of its issuance on the earliest of the following, should any of these events occur: (i) the date at which, in the aggregate, underwriting compensation from all sources equals 10% of the gross proceeds from our primary offering (i.e., excluding proceeds from sales pursuant to our DRIP); (ii) the date on which the Company lists its common stock on a national securities exchange; and (iii) the date of a merger or other extraordinary transaction in which the Company is a party and in which the common stock is exchanged for cash or other securities. The Company cannot predict if or when any of these events will occur.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

In the case of a Class T share purchased in the primary offering at a price equal to $10.00, the maximum distribution and shareholder servicing fee that may be accrued on that Class T share will equal $0.40. However, because the Company will only completely cease paying the distribution and shareholder servicing fee on the earliest of the dates described above, such fee will accrue daily on all outstanding Class T shares that were purchased in the primary offering within the previous four years of such date. The expense of the distribution and shareholder servicing fee payable with respect to Class T shares sold in the primary offering will be allocated among all outstanding Class T shares, including those sold under the DRIP and those sold in the primary offering more than four years ago on which the Company has ceased paying distribution and shareholder servicing fees. As a result, holders of Class T shares purchased earlier in the offering will bear a greater expense from distribution and shareholder servicing fees than those holders of Class T shares purchased later in the offering.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Relationship with Resource Innovation Office SLP, LLC

Resource Innovation Office, SLP, LLC (“Resource Innovation Office SLP”), a wholly-owned subsidiary of the Advisor, holds 500 special OP units in the Company’s operating partnership and is entitled to receive 15.0% of distributions from net sales proceeds after the Company’s stockholders have received, in the aggregate, cumulative distributions equal to their total invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on such aggregate invested capital. In addition, the special OP units will be redeemed upon the listing of the Company’s common stock on a national securities exchange or the termination or non-renewal of the Advisory Agreement.

NOTE 4 - EQUITY

Preferred Stock

The Company’s charter authorizes the Company to issue 100,000,000 shares of its $0.01 par value preferred stock. As of December 31, 2015, no shares of preferred stock were issued or outstanding.

Common Stock

The Company’s charter authorizes the Company to issue 125,000,000 shares of its $0.01 par value Class A common stock. As of December 31, 2015, there were 22,222 shares of Class A common stock issued and outstanding, all of which was owned by the Advisor.

The Company’s charter authorizes the Company to issue 275,000,000 shares of its $0.01 par value Class T common stock. As of December 31, 2015, there were no shares of Class T common stock issued and outstanding.

Special Operating Partnership Units

Resource Innovation Office SLP holds 500 special operating partnership units in the Company’s operating partnership and is entitled to receive 15.0% of distributions from net sales proceeds after the Company’s stockholders have received, in the aggregate, cumulative distributions equal to their total invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on such aggregate invested capital. In addition, the special OP units will be redeemed upon the listing of the Company’s common stock on a national securities exchange or the termination or non-renewal of the Advisory Agreement.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

NOTE 5 - SUBSEQUENT EVENTS

On February 9, 2016, the Company filed Articles of Amendment (the “Amended Articles”) with the State Department of Assessments and Taxation of Maryland, which provide that every 1.0778 Class A shares which were issued and outstanding prior to the acceptance of the Amended Articles shall be changed into one issued and outstanding Class A share. The Amended Articles took effect immediately upon filing with the State Department of Assessments and Taxation of Maryland.

On February 16, 2016, RAI, the parent of the Company’s sponsor, purchased 206,185.57 shares of the Class A shares at a purchase price of $9.70 per share for an aggregate purchase price of $2,000,000. As a result, the Company satisfied the $2,000,000 minimum offering amount for its initial public offering, broke escrow and issued shares of common stock in the offering. Subscription payments received from residents of Pennsylvania, New York and Washington will continue to be held in escrow until the Company has received aggregate subscriptions of at least $50.0 million, $2.5 million and $10.0 million, respectively.

The Company has evaluated subsequent events through the filing of these financial statements and determined no events have occurred, other than those discussed above that would require adjustments to or additional disclosure in the consolidated financial statements.

NOTE 6 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Summary quarterly financial data, for the year ended December 31, 2015, is as follows:

	First Quarter ended March 31, 2015	Second Quarter ended June 30, 2015	Third Quarter ended September 30, 2015	Fourth Quarter ended December 31, 2015
Interest income	74	75	76	75
Net income	74	75	76	75
Basic and diluted earnings per common share	0.0034	0.0034	0.0034	0.0034